CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM
     We consent to the use of our report dated February 9, 2006, with respect to the consolidated financial statements of Manulife Financial Corporation, included in this Annual Report (Form 40-F) for the year ended December 31, 2005.
     We consent to the incorporation by reference of our report referred to above in the following Registration Statements:
•	Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;
•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;
•	Registration Statement (Form S-8 No. 333-91102) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Director Equity Incentive Plan;
•	Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan;
•	Registration Statement (Form S-8 No. 333-129430) of Manulife Financial Corporation pertaining to the Deferred Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan of the John Hancock Financial Network;
•	Registration Statement (Form F-3 Nos. 333-124224 and 333-124224-01) of Manulife Financial Corporation and John Hancock Variable Life Insurance Company pertaining to John Hancock Variable Life Insurance Company’s market value adjustment interests under deferred annuity contracts and Manulife Financial Corporation’s subordinated guarantee relating thereto; and
•	Registration Statement (Form F-3 Nos. 333-124223 and 333-124223-01) of Manulife Financial Corporation and John Hancock Life Insurance Company pertaining to John Hancock Life Insurance Company’s SignatureNotes and Manulife Financial Corporation’s subordinated guarantee relating thereto.
/s/ Ernst & Young LLP
Toronto, Ontario
March 22, 2006